Filed Pursuant to Rule 433 of the Securities Act of 1933
Issuer Free Writing Prospectus dated June 29, 2007
Registration No. 333-142954

June 29, 2007
Dear Option Holder:
     On June 27, 2007, MetroPCS Communications, Inc. (the “Company”) announced that Mr. Thomas Keys was appointed to the new position of President and Chief Operating Officer. Mr. Linquist remains the Chairman of the Board and Chief Executive Officer of the Company. A copy of the press release announcing Mr. Keys’ appointment as President and Chief Operating Officer of the Company is enclosed.
     As a reminder, the Company’s offer to repurchase certain of your options, as described more fully in the offering circular dated June 13, 2007, will expire at 5:00 p.m., Dallas, Texas time on July 13, 2007. Acceptances or rejections may be revoked in a written notice so long as such notice is received before the expiration date of the rescission offer.
     Once again, we thank you for your valuable service to our Company and your participation as an Option Holder in our Company.

Sincerely,

Roger D. Linquist
Chairman and Chief Executive Officer

The Company has filed a registration statement (including an offering circular) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company will arrange to send you the offering circular if you request it by calling Damien Falgoust, Esq. in the Company’s legal department at (214) 378-2955.

Investor Relations Contact:	Media Relations Contact:
Keith Terreri	Diane McKenna
VP Finance and Treasurer	Director of Advertising & Brand Management
214-571-4641	214-571-4642
investor_relations@metropcs.com	media_relations@metropcs.com
MetroPCS Communications, Inc. Announces Appointment of President and Chief Operating Officer
DALLAS (June 27, 2007) — MetroPCS Communications, Inc. (NYSE:PCS), the nation’s leading provider of flat rate unlimited wireless communications service with no signed contract, announced today that it has appointed Mr. Thomas Keys to the new position of President and Chief Operating Officer due to the need for Mr. Roger Linquist, MetroPCS’ Chief Executive Officer and the Chairman of its Board, to cut back on his schedule for personal health reasons and the company’s desire to provide for succession planning for its Chief Executive Officer should Mr. Linquist retire. Mr. Roger Linquist remains MetroPCS’ Chief Executive Officer and Chairman of the Board. Mr. J. Braxton Carter, the company’s Senior Vice President and Chief Financial Officer, and Mark A. Stachiw, the company’s Senior Vice President, General Counsel, and Secretary, continue to report to Mr. Linquist. All of the other executive officers who reported to Mr. Linquist now report to Mr. Keys, except Mr. John Olsen, Vice President and Chief Information Officer, who reports to Mr. Carter.
“Mr. Keys will bring additional focus on MetroPCS’ day-to-day operations and to the future growth of the company resulting from its recent acquisition of spectrum in Auction 66, which will allow me to focus more on MetroPCS’ overall strategy,” Mr. Linquist stated. “Mr. Keys has a wealth of experience which is important to running the day-to-day operations of the business and he was instrumental in the highly successful launch of our Dallas-Ft. Worth metropolitan area,” said Mr. Linquist.
“I am honored to be given this opportunity and look forward to the challenges of running the day-to-day operations of MetroPCS,” said Mr. Keys.
“This is an important step in the evolution of MetroPCS and we look forward to the contributions that we expect both Roger and Tom to continue to make to MetroPCS,” said Arthur Patterson, a director of MetroPCS since its founding.
Mr. Keys became MetroPCS’ Senior Vice President, Market Operations, West in January 2007. Previously, Mr. Keys served as its Vice President and General Manager, Dallas from April 2005 until January 2007. Prior to joining MetroPCS, Mr. Keys served as the President and Chief Operating Officer for VCP International Inc., a Dallas-based wholesale distributor of wireless products, from July 2002 to April 2005. Prior to joining VCP International Inc., Mr. Keys served as the Senior Vice President, Business Sales for Weblink Wireless Inc. (formerly PageMart, Inc.) from March 1999 to June 2002, which included leading and managing the national sales and distribution efforts, and in other senior management positions with Weblink Wireless Inc. from January 1993 to March 1999.
Mr. Linquist expects to be in a position by the end of the year to clarify his retirement plans. The Board of Directors has launched both an internal and external search for Chief Executive Officer candidates in the event that Mr. Linquist retires.
About MetroPCS Communications, Inc.
Dallas-based MetroPCS Communications, Inc. (NYSE:PCS) is a provider of unlimited wireless communications service for a flat rate with no signed contract. MetroPCS owns or has access to licenses covering a population of approximately 140 million people in 14 of the top 25 largest metropolitan areas in the United States, including New York, Philadelphia, Boston, Miami, Orlando, Sarasota, Tampa, Atlanta, Dallas, Detroit, Las Vegas, Los Angeles, San Francisco and Sacramento. Currently, MetroPCS has over 3 million subscribers and offers service in the Miami, Orlando, Sarasota, Tampa, Atlanta, Dallas, Detroit, San Francisco, and Sacramento metropolitan areas.
Safe Harbor Statement
This news release includes “forward-looking statements” for the purpose of the “safe harbor” provisions within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, and rule 3(b)-6 under the Securities Exchange Act of 1934, as amended. Any statements made in this news release that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements and should be evaluated as such. Forward-looking statements include information concerning possible or assumed future results of operations, including statements that may relate to our plans, objectives, strategies, goals, future events, future revenues or performance, capital expenditures, financing needs and other information that is not historical information. These forward-looking statements often include words such as “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “may,” “will,” “forecast,” and other similar expressions.
These forward-looking statements or projections are based on reasonable assumptions at the time they are made, including our current expectations, plans and assumptions that have been made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. Forward-looking statements or projections are not guarantees of future performance or results. Actual financial results, performance or results of operations may differ materially from those expressed in the forward-looking statements and projections.
The forward-looking statements and projections are subject to and involve risks, uncertainties and assumptions, as described or referenced from time to time in our periodic filings with the Securities and Exchange Commission, many of which are beyond our ability to control or ability to predict. You should not place undue reliance on these forward-looking statements and projections, which are based on current expectations and speak only as of the date of this release. MetroPCS Communications, Inc. is not obligated to, and does not undertake a duty to, update any forward-looking statement or projection to reflect events after the date of this release, except as required by law.